Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

07023491

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

May 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Releases dated April 23, 2007 an April 30, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

dw 5/16

82-34954

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **April 23, 2007**

CONNACHER PROVIDES UPDATE ON RECENT DEVELOPMENTS AND FINANCING

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) wishes to provide market participants with an update on recent activities involving the company's Great Divide project, conventional oil and gas activities and the company's 9,500 bbl/d refinery in Great Falls, Montana.

Great Divide Pod One

Connacher is in the process of constructing a plant and facilities and drilling Steam Assisted Gravity Drainage (SAGD) well pairs at the company's 10,000 bbl/d of bitumen SAGD project located in northeastern Alberta (the "Pod One Project"). The budgeted amount in respect of the development of the Pod One Project, including contingencies, capitalized interest, capitalized overhead and capitalized operating costs (until the project becomes commercial), was previously disclosed to be $256 million. This included $24 million of sunk costs (lease acquisition, exploratory core hole drilling and preliminary evaluation costs dating back to 2004) incurred prior to submissions of regulatory applications and commencement of construction.

Most recently, Connacher has completed a detailed review of the overall cost forecast for the Pod One Project. The total cost forecast for completion of the Pod One Project, prior to any cost mitigation efforts, is now estimated to be $290 million, including sunk costs, capitalized items, revised budget items and new items. The capitalized costs aggregate approximately $25 million in this estimate and will be incurred over time as the plant is commissioned and bitumen production increases as the reservoir heats up.

A significant portion of the increase in estimated budgeted costs relate primarily to the main SAGD facility. This occurred due to a number of minor scope changes to the facility, efforts to keep shop and field construction on the 300 day schedule during harsh winter conditions, a jump in the price of steel and an increase in the estimated cost of buildings. It is anticipated that some of these cost increases may be mitigated by a reduction in future operating costs as a consequence of the utilization of more energy efficient facilities. Although there have been minor scope changes to the main facility, it is still on schedule for start-up in the summer of 2007. In addition, other estimated cost increases for previously budgeted items related to well pad facilities, camp installation, site preparation, infrastructure items and personnel.

Further costs have arisen for items which were either not previously budgeted for or that have arisen as a consequence of increased activity by Connacher in the region. These items, including road improvements, will be completed within the Pod One Project but will provide benefit to Connacher in respect of its other activities in the area over time. In addition to these improvements, modifications to the Highway 63 access are also planned. Costs associated with inventories of parts, personnel camps, electrical infrastructure and civil engineering materials have now been included in the Pod One costs and therefore have resulted in an increase to the overall Pod One Project budget; however, these items will also be utilized for the development of Connacher's nearby resources.

Until very recently, the largest non-planned expenditure item had been site preparation costs due to the proximity of water to the surface and the need to move considerably more material to achieve a suitable site. While this factor and others resulted in utilization of the majority of the contingency amount which had been provided for in the

original budget, Connacher anticipated until this recent review that it could complete the pod one project within the budgeted amounts.

The Pod One Project remains on schedule for start up in the summer of 2007, which is within four years of Connacher initially acquiring the oil sands leases. Connacher is satisfied with the execution strategy and process in spite of inflationary pressures and the requirement for some scope changes affecting its budgeted costs. Mitigation efforts will continuously be undertaken to attempt to reduce overall costs associated with the development of the Pod One Project.

Other Oil Sands Developments

During this past winter, the company drilled 81 coreholes and shot 68 km^2 of three dimensional seismic to successfully delineate additional oil sands accumulations. Based on this work, and subject to approval by Connacher's Board of Directors, the company is preparing an application for submission to the AEUB, Alberta Environment and to other departments of the Alberta Government for permission to develop Pod 2 (also known as the "Algar Project"). The Algar Project is estimated to be similar in size, scope and cost to the Pod One Project. The company has also commenced stakeholder consultations including consultations with first nations groups in the area.

Conventional Production Summary

As previously disclosed, the company's conventional crude oil and natural gas production for 2006 averaged 2,725 boe/d. Connacher's production has recently declined to approximately 2,100 boe/d, comprised of 8,300 mcf/d of natural gas and 700 bbls/d of crude oil. This has occurred for a variety of reasons, including normal production declines, temporary limitations or malfunctions of some facilities, an inability to tie-in new wells as planned due to issues related to plant access, winter conditions and regulatory issues. In the opinion of the company, many of the issues affecting the reduction in production are anticipated to be of short duration. In addition, workovers are ongoing and two new wells that have been tied-in are expected to soon be on production. In the second quarter of 2007, production is expected to increase. The overall impact on Connacher's budgeted financial results for the first quarter of 2007 and for the full year are not anticipated to be material as a consequence of this short-term decline in production.

Connacher's 2007 winter drilling program resulted in a number of new natural gas wells in its Marten Creek area which have been tested and are standing cased or are awaiting completion and tie-in next winter, due to winter only access. The company believes, based on initial test results, that it can significantly increase its production of natural gas from this area once this work is completed. These new reserves were discovered subsequent to the preparation of the year end reserves evaluation and will be included in the company's next reserves update. Further drilling is planned in this area.

Profitability Increases at Montana Refinery

Connacher also advises that based on information presently available, its refining subsidiary, Montana Refining Company Inc. ("MRCI"), anticipates reporting strong operating and financial results for the first quarter of 2007, substantially in excess of budgeted expectations and consequentially more than offsetting the shortfall relative to budget anticipated to arise from the lower production levels derived from Connacher's conventional oil and natural gas properties. A number of factors contributed to this performance, including higher product prices, better than expected product yields, higher than expected throughput, a lower crude cost and some positive developments associated with the asphalt market. This strong financial performance will assist Connacher's overall financial results in the first quarter of 2007 and also is a mitigant to financial requirements for the increased costs anticipated at Great Divide Pod One.

Compliance Inspection

On April 17, 2007 MRCI received notification from the United States Environmental Protection Agency that its National Enforcement Investigations Centre will be conducting a Clean Water Act compliance inspection in respect

of the refinery commencing on April 24, 2007. The purpose of this inspection is to determine compliance with applicable environmental legislation, approvals and permits. MRCI is cooperating in connection with this compliance inspection.

Financing

On April 17, 2007 Connacher announced the offering, on a bought-deal basis, of 4,819,300 common shares and 5,714,300 common shares issued on a flow-through basis, for aggregate net proceeds of $50,000,170 underwritten by a syndicate led by GMP Securities L.P. and including Orion Securities Inc., HSBC Securities (Canada) Inc., Raymond James Ltd., D & D Securities Company, Desjardins Securities Inc. and Jennings Capital Inc. (collectively, the "Underwriters"). Following consultation between Connacher and the Underwriters, Connacher and GMP Securities L.P., on behalf of the Underwriters, agreed to terminate the offering effective April 23, 2007. The Underwriters have advised that they continue to remain committed in their support for the financing initiatives of Connacher and intend to work towards negotiating with Connacher an equity financing on terms and conditions to be mutually agreed upon.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent interest in reserves, resources and lands in the Great Divide regions of Alberta's oil sands. Connacher also has conventional crude oil and natural gas properties in Alberta and Saskatchewan, owns a 9,500 bbl/d refinery in Great Falls, Montana and owns a 25 percent basic and fully-diluted interest in, and assists in the management of, Petrolifera Petroleum Limited. This investment has a current market value in excess of $200 million.

Forward-Looking Statements: This press release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law including management's assessment of the anticipated capital costs and the timing of production start-up of the Pod One Project, the planned development of the Algar Project, anticipated production from non-oil sands properties, anticipated financial performance of the refinery located in Montana and the results of the compliance inspection pursuant to the Clean Air Act. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Anticipated exploration and development plans relating to Connacher's properties in 2007 are subject to change. For a detailed description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006 and the short form preliminary prospectus of Connacher dated April 23, 2007, both of which are available at www.sedar.com. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements. Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

82-34954

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE **April 30, 2007**

CONNACHER EXERCISES PETROLIFERA WARRANTS

Connacher Oil and Gas Limited (CLL-TSX) announces that it has exercised 1,714,286, $3.00 share purchase warrants of Petrolifera Petroleum Limited ("Petrolifera"), which warrants are scheduled to expire on May 8, 2007. As a result, Connacher thereby acquired a like number of Petrolifera common shares, upon the payment of $5,142,858.00, which sum was paid to Petrolifera on April 27, 2007. As a result, Connacher now owns 13,142,858 common shares of Petrolifera which have a current market value of approximately $225 million.

Connacher also owns an option to acquire an additional 200,000 common shares of Petrolifera at a price of $0.50 per share until February 1, 2010. Connacher owns a 26 percent equity interest (basic and fully-diluted) in Petrolifera Petroleum Limited.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com

END